UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Ashcroft Homes Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   043814 10 2
                                 --------------
                                 (CUSIP Number)

                             Michael D. Martin, Esq.
                               Holland & Hart LLP
                               555 Seventeenth St.
                                Denver, CO 80202
--------------------------------------------------------------------------------
     (Name/Address/Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 14, 2003
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                       ---------------------------------
|CUSIP No. 043814 10 2 |                       |Page    2      of Pages   7    |
|         -----------  |                       |     ---------          ------ |
------------------------                       ---------------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John H. Chen

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)[ ]
             Not applicable                                               (b)[ ]
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS
             OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             Not applicable                                                  [ ]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Japan

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 NUMBER OF         7      SOLE VOTING POWER

  SHARES                  1,200,000

BENEFICIALLY   -----------------------------------------------------------------
                   8      SHARED VOTING POWER
 OWNED BY
                          0
  EACH
               -----------------------------------------------------------------
REPORTING          9      SOLE DISPOSITIVE POWER

 PERSON                   1,200,000

  WITH         -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,200,000

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

             not applicable                                                 [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.3%
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    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D

-------------------------------                   ------------------------------
|CUSIP No.         043814 10 2|                   |Page    3    of Pages   7   |
|         --------------------|                   |   ---------          ----- |
-------------------------------                   ------------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Casablanca Homes, LLC

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a) [ ]
             Not applicable                                             (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             Not applicable                                                 [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Colorado
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                    7      SOLE VOTING POWER
 NUMBER OF
                           1,200,000
  SHARES
                ----------------------------------------------------------------
BENEFICIALLY        8      SHARED VOTING POWER

 OWNED BY                  0

  EACH          ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER
REPORTING
                           1,200,000
 PERSON
                ----------------------------------------------------------------
  WITH             10      SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,200,000

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

             Not applicable

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.3%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO

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



Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is the Common Stock, no par value (the "Common Stock") of Ashcroft Homes Corporation, a Colorado corporation ("Ashcroft"). Ashcroft's principal executive offices are located at 56 Inverness Drive East, Suite 105, Englewood, Colorado 80112.

Item 2.  Identity and Background

         This Schedule 13D is being filed by John H. Chen and Casablanca Homes, LLC, a Colorado limited liability company ("Casablanca"). Casablanca invests in, develops, manages and sells real property interests in Colorado. The principal offices of Casablanca are located at 331 Players Club Drive, Castle Rock, Colorado 80104.

         Mr. Chen is the manager and sole owner of Casablanca. He is involved in many different types of investments and businesses throughout the world. His business address in the United States is 331 Players Club Drive, Castle Rock, Colorado 80104.

         During the last five years, neither Casablanca nor Mr. Chen: (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Casablanca purchased 1,200,000 shares of Common Stock pursuant to a Stock Purchase Agreement, dated August 14, 2003, between Ashcroft and Casablanca. As consideration for the shares, Casablanca delivered to Ashcroft a special warranty deed conveying the real property located at 2625 Mount Royal Dr., Castle Rock, Douglas County, Colorado.

Item 4.  Purpose of Transaction

         Casablanca and Mr. Chen currently hold their interest in Ashcroft for investment purposes only. Casablanca and Mr. Chen intend to continuously review their investment in Ashcroft, and may in the future determine (1) to acquire additional securities of Ashcroft, through open market purchases, private agreements, or otherwise, (2) to dispose of all or a portion of the securities of Ashcroft owned by them in privately negotiated transactions or otherwise or
(3) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, Casablanca and Mr. Chen specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), Casablanca and Mr. Chen currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: Ashcroft's business and prospects; other developments concerning Ashcroft and its businesses generally; other business opportunities available to Casablanca or Mr. Chen; developments with respect to the business of Casablanca or Mr. Chen; changes in law and government regulations; general economic conditions; and stock market conditions, including the market price of the securities of Ashcroft.

         Neither Casablanca nor Mr. Chen has present plans or proposals which relate to or would result in:

1. The acquisition by any person of additional securities of Ashcroft, or the disposition of securities of Ashcroft;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ashcroft or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of Ashcroft or of any of its subsidiaries;

4. Any change in the present board of directors or management of Ashcroft, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5. Any material change in the present capitalization or dividend policy of Ashcroft;

6. Any other material change in Ashcroft's business or corporate structure;

7. Changes in Ashcroft's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ashcroft by any person;

8. A class of securities of Ashcroft being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of Ashcroft becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

10.      Any action similar to any of those enumerated in this paragraph.

Item 5.  Interest in Securities of the Issuer

         Casablanca owns 1,200,000 shares of Common Stock (the "Shares"). The Shares represent approximately 7.3% of the Common Stock, based on 15,392,980 shares of Common Stock outstanding as of August 12, 2003. Casablanca has the sole power to vote, or direct the voting of, the Shares and the sole power to dispose, or direct the disposition of, the Shares.

         Mr. Chen may be deemed a beneficial owner of the Shares because he is the manager and sole owner of Casablanca. As the sole manager and owner of Casablanca, Mr. Chen has the sole power to vote, or direct the voting of, the Shares and sole power to dispose, or direct the disposition of, the Shares.

         Except for the Shares acquired as described in Item 3, no transactions in shares of Common Stock have been affected by Casablanca or Mr. Chen during the past 60 days.

         No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares deemed to be beneficially owned by Casablanca or Mr. Chen.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Ashcroft

         As described in Item 3, Casablanca and Ashcroft entered a stock purchase agreement providing for the transfer of Shares to Casablanca, which is filed as an exhibit hereto and incorporated into this Item 6 by reference. Among other things, this agreement provides piggyback registration rights with respect to the Shares, permitting Casablanca to include the Shares in registration statements filed by Ashcroft offering securities for its own account or the account of any other security holder. The stock purchase agreement also provides for Ashcroft to repurchase the Shares under certain circumstances. In conjunction with executing the stock purchase agreement, Casablanca and Ashcroft also entered into an escrow agreement, filed as an exhibit hereto and incorporated into this Item 6 by reference. The escrow agreement requires Ashcroft to hold certain funds in escrow to be distributed to Casablanca under certain circumstances described in such escrow agreement.

Item 7.  Material to be Filed as Exhibits

        Exhibit Number Description

              1             Agreement to File Joint Schedule 13D

              2 Stock Purchase Agreement, dated August 14, 2003, between Ashcroft and Casablanca

              3 Escrow Agreement, dated August 14, 2003, between Ashcroft and Casablanca

 Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2003         Casablanca Homes, LLC
---------------         ----------------------
     Date               By:/s/ Michael D. Martin
                        Its: Authorized Agent



August 25, 2003         /s/ John H. Chen, by Michael Martin, attorney-in-fact
---------------         -----------------------------------------------------
     Date                              John H. Chen

                            EXHIBIT 1 TO SCHEDULE 13D
                            OF CASABLANCA HOMES, LLC
                                AND JOHN H. CHEN
                              DATED AUGUST 25, 2003

                           AGREEMENT REGARDING FILING

         The undersigned hereby expressly agree that they will file together a
Schedule 13D and amendments thereto with respect to the undersigned's beneficial ownership of common stock of Ashcroft Homes Corporation. The undersigned also agree that the Schedule 13D to which this Agreement is attached is to be filed on behalf of each of us.

                       Casablanca Homes, LLC
                       By:      /s/ Michael D. Martin,
                                its Authorized Agent



                       John H. Chen
                       /s/ John H. Chen, by Michael D. Martin, attorney-in-fact
                       --------------------------------------------------------
                                John H. Chen

                            EXHIBIT 2 TO SCHEDULE 13D
                            OF CASABLANCA HOMES, LLC
                                AND JOHN H. CHEN
                              DATED AUGUST 25, 2003
                            STOCK PURCHASE AGREEMENT,
                             DATED AUGUST 14, 2003,
                                     BETWEEN
                           ASHCROFT HOMES CORPORATION
                                       AND
                              CASABLANCA HOMES, LLC

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of August 14, 2003, by and between CASABLANCA HOMES, LLC, a Colorado limited liability company ("Purchaser"), and Ashcroft Homes Corp., a Colorado corporation ("Issuer").

1. SALE OF SHARES

     1.1 Purchase and Sale

     Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase, and the Issuer agrees to sell and issue to the Purchaser 1,200,000 shares of common stock of the Issuer (the "Shares"). In addition to issuing the Shares, the Issuer shall pay $37,825 to the Purchaser by wire transfer or collectible funds at Closing.

     1.2 Consideration

     The consideration for the Shares shall be that certain residential real estate (the "Property") located at 2625 Mount Royal Dr., Castle Rock, Douglas County, Colorado, the legal description of which is attached as Exhibit A hereto, which description is incorporated herein.

2. DELIVERY OF THE SHARES

     2.1 Closing

     The purchase and sale of the Shares (the "Closing") shall occur at the offices of Holland & Hart LLP at 9:00 a.m. (local time) on the date of this Agreement or at such other time and date as may be agreed by the parties.

     2.2 Closing Deliveries

     Prior to Closing, the Issuer shall authorize its transfer agent to issue to the Purchaser one or more stock certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser in writing, representing the Shares and bearing an appropriate legend referring to the fact that the Shares were sold in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 under the Securities Act. The Issuer will deliver such certificate(s) (the "Certificates") against delivery of payment for the Shares by the Purchaser at Closing. 1

3. CLOSING CONDITIONS

     3.1 The Issuer's obligation to complete the sale of the Shares at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Issuer:

     (a) receipt by the Issuer of a special warranty deed conveying the Property to Issuer; and

     (b) the accuracy in all material respects of the representations and warranties made by the Purchaser and the fulfillment in all material respects of those undertakings of the Purchaser to be fulfilled on or before Closing.

     3.2 The Purchaser's obligation to accept delivery of stock certificates and to deliver the special warranty deed to Issuer at Closing shall be subject to the following conditions, any one or more of which may be waived by the Purchaser with respect to the Purchaser's obligation:

     (a) the representations and warranties made by the Issuer in this Agreement shall be accurate in all material respects and the undertakings of the Issuer to be fulfilled on or prior to Closing shall have been fulfilled in all material respects;

     (b) the Issuer shall have delivered to the Purchaser a certificate executed by the chairman of the board or president and the chief financial or accounting officer of the Issuer, dated as of the date of Closing, in form and substance reasonably satisfactory to the Purchaser, to the effect that the representations and warranties of the Issuer set forth in Section 4 hereof are true and correct in all material respects as of the date of this Agreement and as of the date of Closing, and that the Issuer has complied with all the agreements and satisfied all the conditions in this Agreement on its part to be performed or satisfied on or before Closing;

     (c) the Issuer shall have entered into a listing agreement with Stucy Realty for the sale of the Property; and

     (d) the Issuer shall have executed the Escrow Agreement in substantially the form attached hereto as Exhibit B, and incorporated herein.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ISSUER

         The Issuer hereby represents, warrants and covenants to the Purchaser as follows (which representations, warranties and covenants shall be deemed to apply, where appropriate, to each subsidiary of the Issuer):

     4.1 Organization and Qualification

     The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Colorado. The Issuer has the corporate power and authority to conduct its business as currently conducted and to enter into and perform its obligations under this Agreement.

     4.2 Capitalization

     (a) As of the date hereof, the authorized capital stock of the Issuer consists of 25,000,000 shares of common stock and 1,350,000 shares of preferred stock.

     (b) As of August 12, 2003, the issued and outstanding capital stock of the Issuer consisted of 15,392,980 (taking into account 300,000 shares recently reacquired by the Issuer) shares of common stock and 1,350,000 shares of preferred stock. The shares of issued and outstanding capital stock of the Issuer have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of or are not otherwise subject to any preemptive or other similar rights.

     (c) The Issuer has reserved 1,350,000 shares of common stock for issuance upon conversion of the preferred stock and 900,000 shares for issuance upon exercise of outstanding common stock purchase warrants.

     With the exception of the foregoing, there are no outstanding subscriptions, options, warrants, convertible or exchangeable securities or other rights granted to or by the Issuer to purchase shares of common stock or other securities of the Issuer and there are no commitments, plans or arrangements to issue any shares of common stock or any security convertible into or exchangeable for common stock.

     4.3 Issuance, Sale and Delivery of the Shares

     (a) The Shares have been duly authorized for issuance and sale to the Purchaser pursuant to this Agreement and, when issued and delivered by the Issuer pursuant to this Agreement against payment of the consideration set forth in this Agreement, will be validly issued and fully paid and nonassessable and free and clear of all pledges, liens and encumbrances. The certificates evidencing the Shares are in due and proper form under Colorado law.

     (b) The issuance of the Shares is not subject to preemptive or other similar rights. No further approval or authority of the shareholders or the Board of Directors of the Issuer will be required for the issuance and sale of the Shares to be sold by the Issuer as contemplated in this Agreement.

     (c) Subject to the accuracy of the Purchasers' representations and warranties in Section 5 of this Agreement, the offer, sale, and issuance of the Shares in conformity with the terms of this Agreement is exempt from the registration requirements of Section 5 of the Securities Act and from the registration or qualification requirements of the laws of any applicable state or United States jurisdiction.

     4.4 Financial Statements

     The audited financial statements of the Ashcroft Subsidiaries, as described in the Current Report on Form 8-K of the Issuer dated April 3, 2003, at December 31, 2002 and for the three years then ended, previously delivered to Purchaser present fairly the financial position of the Ashcroft Subsidiaries as of the dates indicated and the results of their operations for the periods specified. Such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and any supporting schedules included with the financial statements present fairly the information stated in the financial statements.

     4.5 Environmental

     Except as would not, singly or in the aggregate, reasonably be expected to have a material adverse effect on the condition, financial or otherwise, or the earnings, assets, business affairs or business prospects of the Issuer,

     (a) the Issuer is in compliance with all applicable Environmental Laws (as defined below);

     (b) the Issuer has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with the requirements of such permits authorizations and approvals;

     (c) there are no pending or, to the best knowledge of the Issuer, threatened Environmental Claims (as defined below) against the Issuer; and

     (d) under applicable law, there are no circumstances with respect to any property or operations of the Issuer that are reasonably likely to form the basis of an Environmental Claim against the Issuer.

     For purposes of this Agreement, the following terms shall have the following meanings: "Environmental Law" means any United States (or other applicable jurisdiction's) Federal, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law.

     4.6 No Defaults

     Other than as described in Schedule 4.7, the Issuer is not in violation of its articles of incorporation or bylaws or in material default in the performance or observance of any obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, deed, trust, note, lease, sublease, voting agreement, voting trust, or other instrument or material agreement to which the Issuer is a party or by which it may be bound, or to which any of the property or assets of the Issuer is subject.

     4.7 No Actions

     Other than as described on Schedule 4.7, there is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Issuer, threatened, against or affecting the Issuer which, singly or in the aggregate, might result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Issuer, or which, singly or in the aggregate, might materially and adversely affect the properties or assets thereof or which might materially and adversely affect the consummation of this Agreement, nor, to the best knowledge of the Issuer, is there any reasonable basis therefor. The Issuer is not in default with respect to any judgment, order or decree of any court or governmental agency or instrumentality which, singly or in the aggregate, would have a material adverse effect on the assets, properties or business of the Issuer.

     4.8 Permits

     The Issuer possesses and is operating in compliance with all material licenses, certificates, consents, authorities, approvals and permits from all state, federal, foreign and other regulatory agencies or bodies necessary to conduct the businesses now operated by it, and the Issuer has not received any notice of proceedings relating to the revocation or modification of any such permit or any circumstance which would lead it to believe that such proceedings are reasonably likely which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially and adversely affect the condition, financial or otherwise, or the earnings, assets, business affairs or business prospects of the Issuer.

     4.9 Due Execution, Delivery and Performance

     (a) This Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms.

     (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated in this Agreement and the fulfillment of the terms of this Agreement, including the sale, issuance and delivery of the Shares (i) have been duly authorized by all necessary corporate action on the part of the Issuer, its directors and shareholders; (ii) will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Issuer pursuant to, any contract, indenture, mortgage, loan agreement, deed, trust, note, lease, sublease, voting agreement, voting trust or other instrument or agreement to which the Issuer is a party or by which it may be bound, or to which any of the property or assets of the Issuer is subject;
(iii) will not trigger anti-dilution rights or other rights to acquire additional equity securities of the Issuer; and (iv) will not result in any violation of the provisions of the articles of incorporation or bylaws of the Issuer or any applicable statute, law, rule, regulation, ordinance, decision, directive or order.

     4.10 Compliance

     The Issuer has conducted and is conducting its business in compliance with all applicable Federal, state, local and foreign statutes, laws, rules, regulations, ordinances, codes, decisions, decrees, directives and orders, except where the failure to do so would not, singly or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or on the earnings, assets, business affairs or business prospects of the Issuer.

     4.11 Taxes

     The Issuer has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and the Issuer is not in default in the payment of any taxes, including penalties and interest, assessments, fees and other charges, shown thereon due or otherwise assessed, other than those being contested in good faith and for which adequate reserves have been provided or those currently payable without interest which were payable pursuant to said returns or any assessments with respect thereto.

     4.12 Other Governmental Proceedings

     To the Issuer's knowledge, there are no rulemaking or similar proceedings before any Federal, state, local or foreign government bodies that involve or affect the Issuer, which, if the subject of an action unfavorable to the Issuer, could involve a prospective material adverse change in or effect on the condition, financial or otherwise, or in the earnings, assets, business affairs or business prospects of the Issuer.

     4.13 Transfer Taxes

     At Closing, all stock transfer or other taxes (other than income taxes) that are required to be paid in connection with the sale and transfer of the Shares to be sold to the Purchaser under this Agreement will be, or will have been, fully paid or provided for by the Issuer and all laws imposing such taxes will be or will have been fully complied with.

     4.14 Insurance

     The Issuer maintains insurance of the type and in the amount that the Issuer reasonably believes is adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by the Issuer against theft, damage, destruction, acts of vandalism and all other risks customarily insured against by similarly situated companies, all of which insurance is in full force and effect.

     4.15 Governmental/ Regulatory Consents

     No registration, authorization, approval, qualification or consent with or required by any court or governmental/ regulatory authority or agency is necessary in connection with the execution and delivery of this Agreement or the offering, issuance or sale of the Shares under this Agreement.

     4.16 Securities and Exchange Commission Filings

     The Issuer has timely filed with the Securities and Exchange Commission (the "SEC") all documents required to be filed by the Issuer under the Securities Exchange Act of 1934, as amended (the "Exchange Act") except for the filing of an amendment to its Current Report dated April 3, 2003 to include the unaudited financial statements of the Ashcroft Subsidiaries at March 31, 2003 and 2002 and for the three month periods then ended.

5.       REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

         The Purchaser represents, warrants and covenants to the Issuer as follows:

     5.1 Title

     Purchaser shall convey good and merchantable fee simple title to the Property free and clear of liens and encumbrances except for HOA dues for the month of Closing, real estate taxes for the year of Closing and except for an obligation to be assumed by Seller to complete the landscaping at the Property in the manner required by the HOA or the Town of Castle Rock.

     5.2 Due Execution, Delivery and Performance

     (a) This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

     (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated in this Agreement and the fulfillment of the terms of this Agreement have been duly authorized by all necessary corporate, agency or other action and will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Purchaser pursuant to, any contract, indenture, mortgage, loan agreement, deed, trust, note, lease, sublease, voting agreement, voting trust or other instrument or agreement to which the Purchaser is a party or by which it may be bound, or to which any of the property or assets of the Purchaser is subject, nor will such action result in any violation of the provisions of the charter or bylaws of the Purchaser or any applicable statute, law, rule, regulation, ordinance, decision, directive or order.

     5.3 Securities Compliance

     (a) Purchaser is acquiring the Shares solely for its own account and beneficial interest and not as nominee for any other party, and for investment and not for sale or with a view to distribution of the Shares or any part thereof, and has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same.

     (b) Purchaser has received all the information it has requested from the Issuer and considers necessary or appropriate for deciding whether to acquire the Shares. Purchaser has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of the offering of the Shares and to obtain any additional information necessary to verify the accuracy of the information given the Purchaser. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

     (c) Purchaser will not make any disposition of the Shares except in compliance with the registration requirements of the Securities Act. Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Shares unless and until Purchaser shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a statement of the circumstances surrounding the proposed disposition.


     (d) Purchaser is an "accredited investor" as such term is defined in Rule 501 under the Securities Act.

     (e) A legend restricting the transfer of the Shares and setting forth the substance of the agreement with respect to the transfer or sale of the Shares may be placed on any certificate representing the Shares.

     (f) Purchaser will not sell or otherwise transfer pursuant to a registration statement more than 300,000 of the Shares in any single three-month period.

6. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

     Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Issuer and the Purchaser in this Agreement and in the certificates for the Shares delivered pursuant to this Agreement shall survive the execution of this Agreement, the delivery to the Purchaser of the Shares being purchased and the payment therefor.

7. COMPLIANCE WITH THE SECURITIES ACT AND REGISTRATION COVENANTS

     7.1 Securities Act Compliance and Registration Rights

      The Issuer shall:

     (a) file in a timely manner a Form D relating to the sale of the Shares under this Agreement, pursuant to Regulation D under the Securities Act;

     (b) provide to the Purchaser any information required to permit the sale of the Shares under Rule 144 of the Securities Act;

     (c) include all Shares in any registration statement filed by the Issuer offering securities for its own account or the account of any other securities holder, if requested by the Purchaser after 10 business days notice by Issuer of its intent to file a registration statement;

     (d) if other securities are included in any registration statement that is an underwritten offering, and the managing underwriter for such offering advises the Issuer in good faith that in its opinion the amount of securities to be included exceeds the amount of securities which can be sold in such offering without adversely affecting the marketability or pricing thereof, the Issuer shall include in such registration all Shares requested to be included therein prior to the inclusion of any other securities offered by another holder of the Issuer's securities holding registration rights. If the amount of Shares requested to be included in such registration still exceeds the amount of securities which in the opinion of such underwriter can be sold without adversely affecting the marketability or pricing of such offering, only such number of Shares recommended by the underwriter in good faith shall be included in such registration;

     (e) notify Purchaser upon any registration statement, and any post-effective amendment thereto, being declared effective by the SEC;

     (f) promptly furnish to the Purchaser such reasonable number of copies of the prospectus covering the Shares, including any supplements to or amendments of the prospectus, in order to facilitate the public sale or other disposition of all or any of the Shares by the Purchaser;

     (g) file, during the period when copies of the prospectus are required to be delivered under the Securities Act or the Exchange Act, all documents required to be filed with the SEC pursuant to Section 13, 14 or 15 of the Exchange Act within the time periods required by the Exchange Act and the rules and regulations promulgated thereunder;

     (h) file documents required of the Issuer for customary Blue Sky clearance in all states requiring Blue Sky clearance, as determined by the Issuer; provided, however, that the Issuer shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

     (i) have the right to postpone (or, if necessary or advisable, withdraw) the filing, or delay the effectiveness, of a registration statement, or fail to keep such registration statement continuously effective or not amend or supplement the registration statement or included prospectus, if the Issuer determines based upon the advice of counsel that it would be advisable to not disclose in the registration statement a planned or proposed financing, acquisition or other corporate transaction or other material information, and the Issuer shall have determined in good faith that such disclosure is not in the best interests of the Issuer and its shareholders (as evidenced by an appropriate resolution of the Board); provided that no one such postponement shall exceed 30 days in any six-month period and all such postponements shall not exceed 90 days in the aggregate. The Issuer shall advise each holder of securities covered by such registration statement of any such determination as promptly as practicable after such determination;

     (j) advise the Purchaser, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of any registration statement covering the Shares or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonably efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest practicable moment if such stop order should be issued; and

     (k) bear all expenses in connection with the procedures in paragraphs (a) through (j) of this Section and the registration of the Shares pursuant to a registration statement.

     7.2 Indemnification

         For the purpose of this Section, the term "registration statement" shall include any preliminary or final prospectus, exhibit, supplement or amendment included in or relating to the registration statement referred to herein.

     7.2.1 Indemnification by the Issuer

     The Issuer agrees to indemnify and hold harmless the Purchaser and each person, if any, who controls the Purchaser within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses, joint or several, to which the Purchaser or such controlling person may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Issuer, which consent shall not be unreasonably withheld), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, including the prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the registration statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of SEC Rule 430A, or pursuant to SEC Rule 434, or the prospectus, in the form first filed with the SEC pursuant to SEC Rule 424(b), or filed as part of the registration statement at the time of effectiveness if no SEC Rule 424(b) filing is required, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in any of them, in light of the circumstances under which they were made, not misleading, or arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of the Issuer contained in this Agreement, or any failure of the Issuer to perform its obligations under this Agreement or under applicable law, and will reimburse the Purchaser and each controlling person of the Purchaser for any legal and other expenses as such expenses are reasonably incurred by the Purchaser or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Issuer will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the registration statement, the prospectus or any amendment or supplement of the registration statement or prospectus in reliance upon and in conformity with written information furnished to the Issuer by or on behalf of the Purchaser expressly for use in the registration statement or the prospectus, or (ii) the failure of the Purchaser to comply with the covenants and agreements contained in this Agreement respecting resale of the Shares, or (iii) the inaccuracy of any representations made by the Purchaser in this Agreement or (iv) any untrue statement or omission of a material fact required to make such statement not misleading in any prospectus that is corrected in any subsequent prospectus that was delivered to the Purchaser before the pertinent sale or sales by the Purchaser.

     7.2.2 Indemnification by the Purchaser

     The Purchaser will indemnify and hold harmless the Issuer, each of its directors, each of its officers who signed the registration statement and each person, if any, who controls the Issuer within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses to which the Issuer, each of its directors, each of its officers who signed the registration statement or controlling person may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Purchaser, which consent shall not be unreasonably withheld) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any failure on the part of the Purchaser to comply with the covenants and agreements contained in this Agreement respecting the sale of the Shares or (ii) the inaccuracy of any representation made by the Purchaser in this Agreement or (iii) any untrue or alleged untrue statement of any material fact contained in the registration statement, the prospectus, or any amendment or supplement to the registration statement or prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the registration statement, the prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Issuer by or on behalf of the Purchaser expressly for use therein; provided, however, that the Purchaser shall not be liable for any such untrue or alleged untrue statement or omission or alleged omission of which the Purchaser has delivered to the Issuer in writing a correction before the occurrence of the transaction from which such loss was incurred, and the Purchaser will reimburse the Issuer, each of its directors, each of its officers who signed the registration statement or controlling person for any legal and other expense reasonably incurred by the Issuer, each of its directors, each of its officers who signed the registration statement or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action.

     7.2.3 Indemnification Procedure

     (a) Promptly after receipt by an indemnified party of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, promptly notify the indemnifying party in writing of the claim; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section or to the extent it is not prejudiced as a result of such failure.

     (b) In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

          (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by such indemnifying party representing all of the indemnified parties who are parties to such action); or

          (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party. Notwithstanding the provisions of this Section, the Purchaser shall not be liable for any indemnification obligation under this Agreement in excess of the amount of net proceeds actually received by the Purchaser from the sale of Shares pursuant to such registration statement.

     7.2.4 Contribution

     If the indemnification provided for in this Section is required by its terms but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect to any losses, claims, damages, liabilities or expenses referred to in this Agreement, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to in this Agreement:

     (a) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Purchaser from the placement of the Shares; or

     (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but the relative fault of the Issuer and the Purchaser in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.

     The respective relative benefits received by the Issuer on the one hand and the Purchaser on the other shall be deemed to be in the same proportion as the amount paid by the Purchaser to the Issuer pursuant to this Agreement for the Shares purchased by the Purchaser that were sold pursuant to the registration statement bears to the difference (the "Difference") between the amount the Purchaser paid for the Shares that were sold pursuant to the registration statement and the amount received by the Purchaser from such sale. The relative fault of the Issuer and the Purchaser shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate representation or warranty relates to information supplied by the Issuer or by the Purchaser and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7.2.3, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in
Section 7.2.3 with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this Section; provided, however, that no additional notice shall be required with respect to any threat or action for which notice has been given under
Section 7.2 for purposes of indemnification. The Issuer and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section were determined solely by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. Notwithstanding the provisions of this Section, the Purchaser shall not be required to contribute any amount in excess of the amount by which the Difference exceeds the amount of any damages that the Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     7.3 Rule 144 Information

     Until the earlier of (i) the date on which the Shares may be resold by the Purchaser without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the Shares have been sold pursuant to the registration statement or Rule 144 under the Securities Act or any other rule of similar effect, the Issuer shall file all reports required to be filed by it under the Securities Act, the SEC rules and regulations and the Exchange Act and shall take such further action to the extent required to enable the Purchaser to sell the Shares pursuant to Rule 144 under the Securities Act (as such rule may be amended from time to time).

8. PURCHASER PUT OPTION

     8.1 During the period beginning 12 months after the Closing and ending 36 months after Closing, the Purchaser shall have the right to require the Issuer to purchase the Shares, or any portion thereof, for a price of $.48 per share ("Exercise Price"). The Purchaser may exercise its put right by delivering to the Issuer a notice ("Put Notice") stating that its put right is being exercised and specifying the number of Shares for which the put right is being exercised ("Put Shares").

     8.2 The Issuer shall be obligated to complete its purchase of the Put Shares by paying to the Purchaser in cash by wire transfer or collectible funds the full Exercise Price no later than 30 days after receiving the Put Notice. Upon full payment of the Exercise Price, the Purchaser shall surrender to the Issuer the certificate or certificates representing the Put Shares together with duly executed transfer documents. If less than all of the Shares are put to the Issuer, the Issuer shall furnish a new stock certificate or certificates to the Purchaser representing the number of Shares held by the Purchaser following the exercise of the Purchaser's put option.

     8.3 In the event that the Issuer does not pay the full Exercise Price within 30 days of receipt of the Put Notice in accordance with this Agreement, the Exercise Price with respect to the Put Shares shall increase to $.576 per share immediately ("Penalty Exercise Price"). In addition, the Issuer shall be required to pay interest on the Penalty Exercise Price owing to the Purchaser, at a rate of 20% per annum, pro rated on a per diem basis until such time as the full Penalty Exercise Price and applicable interest charge have been paid to the Purchaser.

9. NOTICES

     All notices, requests, consents and other communications under this Agreement shall be in writing, shall be mailed by first-class registered or certified airmail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be delivered as addressed as follows:

            (a)   if to the Issuer, to:

                  Ashcroft Homes Corp.
                  56 Inverness Drive East, Suite 105, Englewood, CO  80112
                  Attention: Richard O. Dean, CEO
                  Facsimile: (303) 799-6473

     or to such other person at such other place as the Issuer shall designate to the Purchaser in writing; and

            (b)   if to the Purchaser, to:

                  Casablanca Homes, LLC
                  331 Players Club Drive, Castle Rock, CO  80104
                  Attention: Peter Rinehart
                  facsimile: (303) 660-2100

     Such notice shall be deemed effectively given upon confirmation of receipt by facsimile, one business day after deposit with such overnight courier or three days after deposit of such registered or certified airmail with the U.S. Postal Service, as applicable.

10. MODIFICATION; AMENDMENT

     This Agreement and the Exhibits constitute the entire agreement between the parties relating to the subject matter hereof. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by both parties. 14

11. TERMINATION

     This Agreement may be terminated if the Closing has not occurred on or before 30 days after the date of this Agreement.

12. SEVERABILITY

     If any provision contained in this Agreement should be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

13. GOVERNING LAW; JURISDICTION

     This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, other than such laws, rules, regulations and case law that would result in the application of the laws of a jurisdiction other than the State of Colorado.

14. COUNTERPARTS

     This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party to this Agreement and delivered to the other parties.

     IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

                              ASHCROFT HOMES CORP.

                              By: /s/ Richard Dean
                                 --------------------
                              Name: Richard Dean
                              Its:  C.E.O.

                              CASABLANCA HOMES, LLC, a Colorado limited liability company

                              By:  /s/ Peter Rinehart
                                  --------------------
                              Name:  Peter Rinehart
                              Title: Asst. Manager

                                  A-1 EXHIBIT A

                          LEGAL DESCRIPTION OF PROPERTY

 Lot 27 Plum Creek Fairway 6 Subdivision, Filing No. 1 Douglas County, Colorado

                                    EXHIBIT B

                                ESCROW AGREEMENT

                                  SCHEDULE 4.7

                                 PENDING ACTIONS

1. BankWest, a state banking institution v. Ashcroft Homes, Inc. a Colorado corporation, Richard Dean, and Reagan Dean

         District Court, Douglas County, Colorado
         Case No. 03-CV-603

         Judgment entered:  $16,012.93; satisfied in full on 8/13
         Case:  Equipment lease dispute

2. Michael A. Occhiato a/k/a/ Mick Occhiato v. Ashcroft Homes of Northern Colorado, LLC, a Colorado limited liability company, and Ashcroft Homes of Colorado, Inc. f/k/a Ashcroft Homes, Inc., a Colorado corporation

         District Court, Larimer County, Colorado
         Case No. 03-CV-816

         Amount claimed:  $16,580.00 at June 30, 2003 plus $28,800
                         ($3,600/month x 8 months),  interest,
                          attorneys fees and costs
         Real property lease dispute; alleging breach of lease and seeking rescission of purchase contract (default judgment entered against Ashcroft, no damage award yet)

3. Arapahoe Public Trustee Forclosure Sale No. 0941-2003 Foreclosure No. 0941-2003 Continued to Sept 17, 2003, 10:00 a.m.

         Amount in dispute:  $439,980.59

         Property:  Lot 12, Block 1 at Tallyn's Reach (property currently under contract)

4. Fairfield and Woods, P.C. v. Stonegate Capital Corporation, et al.; Complaint filed and served, but no answer filed pursuant to agreement of the parties; Claim for past due attorney fees in the amount of $252,517; parties currently negotiating for settlement.





                                Schedule 4.7 - 1

                            EXHIBIT 3 TO SCHEDULE 13D
                            OF CASABLANCA HOMES, LLC
                                AND JOHN H. CHEN
                              DATED AUGUST 25, 2003
                                ESCROW AGREEMENT,
                             DATED AUGUST 14, 2003,
                                     BETWEEN
                           ASHCROFT HOMES CORPORATION
                                       AND
                              CASABLANCA HOMES, LLC

                                ESCROW AGREEMENT

     THIS ESCROW AGREEMENT (this "Agreement"), dated as of August __, 2003 by and among Castle Rock Bank, escrow holder ("Escrow Holder"), Casablanca Homes, LLC, a Colorado limited liability company ("Seller"), and Ashcroft Homes Corp., a Colorado corporation ("Purchaser").

                                    RECITALS

     A. Purchaser and Seller entered into that certain Stock Purchase Agreement, dated as of August 14, 2003 (the "Purchase Contract"), regarding the purchase of stock by Seller in exchange for the sale to Purchaser of a single family residence located in the City of Castle Rock, Colorado, as more specifically described in the Purchase Contract (the "Real Property").

     B. Pursuant to the terms and conditions of the Purchase Contract, Purchaser is obligated to deliver certain funds into an escrow account. Escrow Holder currently holds the sum of $100.00 (the "Escrow Amount") deposited by Purchaser into an escrow (the "Escrow") established at the Closing of the Purchase Contract with Escrow Holder in connection with Purchaser's acquisition of the Real Property from Seller.

     C. By this Agreement, Purchaser and Seller desire to confirm Escrow Holder as escrow holder and set forth the terms and conditions governing the disbursement of the Escrow Amount to Seller.

                                    AGREEMENT

     In consideration of the mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Escrow Holder, Purchaser and Seller hereby agree as follows:

     1. Confirmation and Acceptance: Escrow Account.
     -----------------------------------------------

     a. Purchaser and Seller confirm Escrow Holder as the escrow holder to manage and make disbursements from the Escrow. Escrow Holder hereby accepts such confirmation and agrees to perform the functions of an escrow holder and administrator with respect to the Escrow in accordance with the terms and conditions of this Agreement and with due care to the relative rights of Purchaser and Seller.

     b. The Escrow Amount shall be held in an interest-bearing account at Escrow Holder, and all accrued interest (from and after the date hereof) shall be added to the Escrow Amount and shall be disbursed by Escrow Holder to Purchaser from time to time as Purchaser may direct in writing.

     2. Purchaser shall deposit the following amounts in the Escrow Account:
     -----------------------------------------------------------------------

     a. $125,000 upon the sale by Purchaser of the Real Property to a third party other than a Purchaser affiliate.

     b. After the sale of the Real Property to a third party, approximately $204,000 upon funding of a construction loan on three lots owned by Ashcroft Plum Creek, LLC. The amount shall be deposited pro rata at each loan closing. The three lots shall be designated by the LLC in a side letter to Escrow Holder and Purchaser.

     c. Purchaser shall deposit all funds which Purchaser would have received as distributions from Ashcroft Plum Creek LLC until the Escrow Amount equals $575,000.00. This Agreement shall be irrevocable instructions from Purchaser to Ashcroft Plum Creek, LLC to deposit distributions to Purchaser into the Escrow.

     d. Seller may draw down the Escrow Amount, pursuant to the disbursement procedure provided for in Section 3 below, prior to September 1, 2006, by transferring shares of Ashcroft Homes Corporation owned by Seller to Purchaser at the purchase price of $.48 (48 cents) per one share of common stock.

     3. Disbursements.
     ----------------

     a. Escrow Holder shall not disburse any portion of the Escrow Amount from the Escrow unless and until the following conditions precedent have been satisfied or waived in writing by Purchaser and Seller:

          i. Seller shall have delivered to Escrow Holder and Purchaser a written request for a disbursement, accompanied by a copy of a put notice to Purchaser and a delivery to Escrow Agent of a stock certificate endorsed in blank for the number of shares elected to be sold hereunder by Seller.

          ii. Purchaser shall deliver its written consent to the requested disbursement which shall not be withheld so long as the number of shares to be sold multiplied by .48 cents equals the amount requested by Seller.

     b. Upon satisfaction or waiver in writing of the above-referenced conditions precedent by Purchaser and Seller, Escrow Holder shall disburse the requested amount to Seller.

     c. Notwithstanding any conflicting provision of any other contract, no third party shall have any right to require Escrow Holder or the parties to disburse any monies pursuant to this Agreement or the Purchase Contract.

     d. Escrow Holder agrees to act in accordance with written instructions given to it by Seller and Purchaser jointly, from time to time. Such instructions may be given to Escrow Holder via facsimile transmittal and may be executed by Seller and the Purchaser in any number of counterparts.

     e. Purchaser shall be entitled to receive a return of part of the Escrow Amount equal to the amount of proceeds received by Seller from stock sales of the Ashcroft Homes Corp. common stock in the market during the Term of this Agreement.

     4. Escrow Amount Report.
     ------------------------

     Escrow Holder shall deliver to Purchaser and Seller written monthly summaries of investments, earnings, fees and disbursements with respect to the Escrow Amount.

     5. Termination of the Escrow.
     -----------------------------

     The Escrow shall terminate on the date on which Escrow Holder has disbursed all the balance, if any, of the Escrow to Seller in accordance with this Agreement or the balance of the Escrow Account shall be returned to Purchaser upon termination of this Agreement. If not sooner terminated by the withdrawal of the Escrow Amount, this Agreement shall terminate on September 1, 2006.

     6. Fees.
     --------

     All fees and costs incurred in connection with the Escrow shall be split evenly between Purchaser and Seller. Such fees and costs are described in the fee schedule attached hereto as Exhibit A and made a part hereof.

     7. Escrow Holder's General Provisions.
     --------------------------------------

     Escrow Holder's "General Provisions" are attached hereto as Exhibit B and made a part hereof.

     8. Governing Law.
     -----------------

     This Agreement is governed by the laws of the State of Colorado.

     9. Counterparts.
     ----------------

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which when taken together shall constitute one and the same instrument.

     10. Amendment.
     --------------

     This Agreement may be modified or supplemented at any time by the joint written agreement of both Purchaser and Seller.

         EXECUTED AND DELIVERED AS OF THE DATE FIRST WRITTEN ABOVE.


                         ESCROW HOLDER:

                         CASTLE ROCK BANK

                         By:_____________________________
                              Name:
                              Title:


                         PURCHASER:

                         ASHCROFT HOMES CORP., a Colorado corporation

                         By: /S/ Richard Dean
                            -------------------
                            Name:  Richard Dean
                            Title: C.E.O.


                         SELLER:

                         CASABLANCA HOMES, LLC, a Colorado limited liability company

                         By: /s/ Peter Rinehart
                             --------------------
                             Name:  Peter Rinehart
                             Title:  Asst. Manager

                                   EXHIBIT A
                               TO ESCROW AGREEMENT
                          Escrow Holder's Fee Schedule
                                [to be attached]

                                    EXHIBIT B
                               TO ESCROW AGREEMENT
                       Escrow Holder's General Provisions
                                [to be attached]